Exhibit 99.1

Almonty Reminds Shareholders to Vote to Support Continued Transformation into a Leading Tungsten Producer

Dillon, Montana – June 1, 2026 – Almonty Industries Inc. (“Almonty” or the “Company”) (NASDAQ: ALM) (TSX: AII) (ASX: AII) (Frankfurt: ALI1), a leading global producer of tungsten critical to U.S. defense and advanced technology industries, reminds shareholders to support the Company’s ongoing transformation into a leading global tungsten producer by submitting their votes in advance of the Company’s annual general meeting of shareholders scheduled for June 9, 2026 (the “Meeting”). Shareholders are encouraged to vote well in advance of the proxy deadline at 10:00 a.m. Eastern time on June 5, 2026.

Lewis Black, Chairman, President and Chief Executive Officer of the Company, stated: “Almonty has delivered transformational results over the past year, rapidly advancing its strategic role in the Western tungsten supply chain in the United States, Korea, Portugal and Spain. Under the stewardship of its experienced board of directors and management, the Company achieved a series of significant milestones in 2025, including:

●	The commencement of active mining operations at the Company’s flagship Sangdong Tungsten Mine, which is expected to become one of the largest and longest-life tungsten mines outside of China;

●	The initiation of large-scale drilling programs at the Company’s Sangdong Molybdenum Project in South Korea and its Panasqueira Mine in Portugal;

●	A successful US$90 million initial public offering on the Nasdaq Capital Market, as well as a successful US$129 million follow-on public offering in December 2025;

●	The strategic establishment of the Company’s corporate headquarters in the United States;

●	The successful acquisition of 100% ownership of the Gentung Browns Lake Tungsten Project in Beaverhead County, Montana, extending the Company’s geographic footprint into North America;

●	The addition of two highly experienced independent directors to the board and several highly qualified executives to the Company’s senior management team, ensuring that the board and management team are well positioned to oversee the next phase of the Company’s growth.

“These accomplishments are a result of the strategic direction set by the board and executed by senior management resulting in strong momentum for Almonty as it scales to meet surging global demand for tungsten as the industry leader.”

“As Almonty continues to grow in prominence, the board is committed to proactively ensuring that the Company’s corporate governance framework and board composition reflect the ambition and sophistication of its business and the expectations of our shareholders. The board is committed to a thoughtful approach to its governance maturation through evolving its independence profile focused on necessary skills and diversity that reflect the expectations of our expanding stakeholder base, growing prominence in U.S. capital markets, and the heightened expectations that come with being a global industry leader,” concluded Black.

Your Vote Powers Almonty’s Future

Each of the directors standing for re-election at the Meeting has been nominated because of the critical role they play in guiding the Company’s strategy and delivering value to shareholders. The board unanimously recommends that shareholders vote FOR the re-election of all director nominees set out in the Company’s management information circular dated April 29, 2026 (the “Circular”) to ensure continuity of leadership at this pivotal time as it focuses on the Company’s growth and aligns its corporate governance framework with future requirements. Shareholders are encouraged to vote in advance of the Meeting by submitting a form of proxy or voting instruction form in accordance with the instructions set out in the Circular. To be effective, a proxy must be submitted by 10:00 a.m. Eastern time on June 5, 2026. Beneficial shareholders who hold their shares through a broker or other intermediary should submit a voting instruction form by the deadline specified by their intermediary, which may be earlier than the deadline for submitting proxies.

In connection with the Meeting, the Company has engaged Sodali & Co (“Sodali”) as proxy solicitation agent and shareholder communications advisor to, among other things, assist in the solicitation of proxies. For more information or if you require assistance with voting, please contact Sodali at:

Sodali & Co

430 Park Ave., 14th Floor

New York, NY 10022

Phone: (203) 658-9400

Email: ALM@info.sodali.com

About Almonty

Almonty (NASDAQ: ALM) (TSX: AII) (ASX: AII) (Frankfurt: ALI1) is a leading supplier of conflict-free tungsten – a strategic metal critical to the defense and advanced technology sectors. As geopolitical tensions heighten, tungsten has become essential for armor, munitions, and electronics manufacturing. Almonty’s flagship Sangdong Tungsten Mine in South Korea, historically one of the world’s largest and highest-grade tungsten deposits, is expected to be a major contributor to the global non-China tungsten supply chain upon reaching full capacity, directly addressing critical supply vulnerabilities highlighted by recent U.S. defense procurement bans and export restrictions by China. With established operations in Portugal and additional projects in Spain and the United States, Almonty is strategically aligned to meet rapidly rising demand from Western allies committed to supply-chain security and defense readiness. To learn more, please visit https://almonty.com.

Legal Notice

The Company has agreed to pay Sodali fees of approximately US$37,500 for its services, in addition to its reasonable out-of-pocket expenses. The costs of the proxy solicitation will be borne solely by the Company. The foregoing information about Sodali’s engagement is intended to supplement, update and amend the Circular.

The release, publication, or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published, or distributed should inform themselves about and observe such restrictions.

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Information

This news release contains “forward-looking statements” and “forward-looking information” within the meaning of applicable securities laws. All statements, other than statements of present or historical facts, are forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and assumptions and accordingly, actual results could differ materially from those expressed or implied in such statements. You are hence cautioned not to place undue reliance on forward-looking statements. Forward-looking statements are typically identified by words such as “plan”, “development”, “growth”, “continued”, “intentions”, “expectations”, “emerging”, “evolving”, “strategy”, “opportunities”, “anticipated”, “trends”, “potential”, “outlook”, “ability”, “additional”, “on track”, “prospects”, “viability”, “estimated”, “reaches”, “enhancing”, “strengthen”, “target”, “believes”, “next steps” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

Forward-looking statements in this news release include, but are not limited to, statements concerning the advancement of the Sangdong Tungsten Mine, the Sangdong Molybdenum Project and the Panasqueira Mine, the board and management team’s oversight of the Company’s growth, the Company’s corporate governance framework, the expected production capacity of the Sangdong Tungsten Mine, the Company’s expected share of global non-China tungsten production, adjustments to the Company’s corporate governance framework, and the future growth prospects of the Company.

Forward-looking statements are based upon certain assumptions and other important factors that, if untrue, could cause actual results to be materially different from future results expressed or implied by such statements. There can be no assurance that forward-looking statements will prove to be accurate.

Key assumptions upon which the Company’s forward-looking information is based include, without limitation, the successful development of operations at the Sangdong Tungsten Mine, the Sangdong Molybdenum Project and the Panasqueira Mine, the availability of funding for continued development, and the expected trajectory of tungsten prices.

Forward-looking statements are also subject to risks and uncertainties facing the Company’s business, including, without limitation, the risks identified in the Company’s annual information form for the year ended December 31, 2025 dated March 18, 2026, and the risk that any corporate governance changes or alignments will not be implemented and/or that one or more directors may not be re-elected at the Meeting. Although Almonty has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that could cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Almonty. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary.

Investors are cautioned against attributing undue certainty to forward-looking statements. Almonty cautions that the foregoing list of material factors is not exhaustive. When relying on Almonty’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Almonty has also assumed that material factors will not cause any forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS NEWS RELEASE REPRESENTS THE EXPECTATIONS OF ALMONTY AS OF THE DATE OF THIS NEWS RELEASE AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. READERS SHOULD NOT PLACE UNDUE IMPORTANCE ON FORWARD-LOOKING INFORMATION AND SHOULD NOT RELY UPON THIS INFORMATION AS OF ANY OTHER DATE. WHILE ALMONTY MAY ELECT TO, IT DOES NOT UNDERTAKE TO UPDATE THIS INFORMATION AT ANY PARTICULAR TIME, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED IN ACCORDANCE WITH APPLICABLE LAWS.

Company Contact

Lewis Black

Chairman, President & CEO

(647) 438-9766

info@almonty.com

Investor Relations Contact

Lucas A. Zimmerman

Managing Director MZ Group - MZ North America

(949) 259-4987

ALM@mzgroup.us

www.mzgroup.us